SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Dated: June 27, 2013

Commission File No. 001-33811

NAVIOS MARITIME PARTNERS L.P.

85 Akti Miaouli Street, Piraeus, Greece 185 38

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

On June 27, 2013, Navios Maritime Partners L.P. (“Navios Partners”) and Navios Partners Finance (US) Inc. (“Navios Finance”), as co-borrowers, entered into a credit agreement (the “Term Loan Agreement”) for a $250.0 million term loan (the “Term Loan”) with JP Morgan Chase Bank, N.A., as syndication agent, Citibank, N.A., as documentation agent, Morgan Stanley Senior Funding, Inc., as administrative agent and the other lenders party thereto. The Term Loan Agreement was entered into primarily to: (i) refinance and replace all outstanding amounts under the Facility Agreement for a $44,000,000 term loan facility, dated as of August 8, 2012, by and among Navios Partners, DVB Bank SE, as agent, and the other parties thereto, (ii) partially prepay approximately $101.8 million outstanding under the Facility Agreement for a $290,450,000 term loan facility, dated as of July 31, 2012, among Navios Partners, DVB Bank SE, as agent, and the other parties thereto and (iii) fund an escrow account with approximately $98.0 million to provide additional financing to complete the acquisition of any Identified Vessel (as defined in the Term Loan Agreement) or any alternative vessel of equal or greater fair market value by the 365th day following the date of closing of the Term Loan.

Pursuant to the Term Loan Agreement, Navios Partners and Navios Finance may request to borrow Incremental Term Loans (as defined in the Term Loan Agreement) subject to certain covenants, conditions and limitations, for general corporate purposes. The Term Loan Agreement matures on June 27, 2018 (the “Maturity Date”) and is repayable in an amount of 0.25% of the principal amount of the Term Loan in quarterly installments beginning on September 30, 2013, with a final payment of the aggregate principal amount of the Term Loan, plus accrued and unpaid interest, due on the Maturity Date. Borrowings under the Term Loan Agreement will bear interest at either: (i) the Eurodollar Rate (as defined in the Term Loan Agreement) plus 4.25% per annum or (ii) the ABR (as defined in the Term Loan Agreement) plus 3.25% per annum. The Term Loan is secured by first priority mortgages covering certain vessels owned by subsidiaries of Navios Partners, in addition to other collateral, and is guaranteed by each subsidiary of Navios Partners. The Term Loan Agreement requires maintenance of a loan to value ratio of 0.8 to 1.0, and other restrictive covenants customary for facilities of this type (subject to negotiated exceptions and baskets), including restrictions on indebtedness, liens, acquisitions and investments, restricted payments and dispositions. The Term Loan Agreement also provides for customary events of default. The foregoing description is qualified in its entirety by the full text of the Term Loan Agreement, which is attached as Exhibit 10.1 to this report and is incorporated herein by reference.

A copy of the press release announcing the Term Loan is furnished as Exhibit 99.1 to this report and is incorporated herein by reference.

On July 2, 2013, Navios Partners announced the appointment of Dimitris Papastefanou Gkouras to its board of directors as a Class II Director to fill the vacancy created by the resignation of Michael Sarris, previously disclosed. Mr. Papastefanou Gkouras will serve on the audit committee and is independent under applicable NYSE and Securities and Exchange Commission standards. As a Class II Director, Mr. Papastefanou Gkouras will be up for re-election at Navios Partners’ 2013 Annual Meeting of Limited Partners. Mr. Papastefanou Gkouras is entitled to compensation as a non-employee director as disclosed in Navios Partners’ Annual Report on Form 20-F for the year ended December 31, 2012, filed on March 15, 2013. A copy of the press release announcing the appointment is furnished as Exhibit 99.2 to this report and is incorporated herein by reference.

The information contained in this report is hereby incorporated by reference into the Registration Statement on Form F-3, File No. 333-170284.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAVIOS MARITIME PARTNERS L.P.

By:	/s/ Angeliki Frangou
Angeliki Frangou
Chief Executive Officer Date: July 11, 2013

EXHIBIT INDEX

Exhibit No.	Exhibit

10.1	Credit Agreement for $250.0 million term loan facility, dated June 27, 2013

99.1	Press Release dated June 27, 2013

99.2	Press Release dated July 2, 2013